Exhibit 10.6

June 16, 2015

William C. Miller, Jr.
315 Pondfield Road
Bronxville, NY 10708

Re: Promotion to Chief Executive Officer and President of Cole Capital® and Executive Vice President, Investment Management, American Realty Capital Properties, Inc.

Dear Mr. Miller:

I am pleased to present you with this amended and restated offer of employment with Equity Fund Advisors, Inc. d/b/a/ Cole Capital (the “Company”), which amends and restates, in its entirety, your offer letter from Equity Fund Advisors, Inc., executed March 16, 2015 (your “Start Date”), when you commenced employment with the Company as Senior Vice President and Chief Sales Officer. This amended and restated offer letter (this “Employment Letter”) shall be effective as of June 10, 2015 and sets forth the terms of your employment and your promotion to the following positions: Chief Executive Officer and President of Cole Capital; and Executive Vice President, Investment Management, American Realty Capital Properties, Inc. (“ARCP”)

You will report to and be supervised by the Chief Executive Officer of ARCP or such other senior executive officer of ARCP as the Chief Executive Officer of ARCP may designate. Although you will not be required to relocate to the Phoenix metro area in connection with this position, you will be expected to spend at least 80% of your time working out of the Company’s Phoenix office when you are not otherwise traveling to meet with the Company’s broker-dealer clients. .

Compensation
As Chief Executive Officer and President of Cole Capital and Executive Vice President, Investment Management, ARCP, you will receive a base salary equal to $450,000 on an annual basis. Your base salary will be paid semi-monthly in an amount of $18,750 per semi-monthly pay period. You shall also be eligible for a Sales Management Bonus which is equal to 10 basis points on all capital raised by the non-traded REITs sponsored by Cole Capital (the “Cole Capital REITs”) (excluding capital raised pursuant to each such REIT’s dividend reinvestment plan) (the “Total Capital Raise”), and which will be paid in arrears on a monthly basis in connection with the Company’s regularly scheduled payroll on or around the 15th day of the month following the close of the month. For the avoidance of doubt, a “basis point” is a unit equal to one-hundredth of a percentage point. The number of basis points comprising the Sales Management Bonus will be guaranteed through December 31, 2017. The Sales Management Bonus will not be payable for a given month until after the Total Capital Raise for the applicable year exceeds $450,000,000.

You are also eligible to receive certain Selling Agreement Bonuses that are payable in connection with Cole Capital Corporation (“CCC”) entering into a selling agreement with the primary broker-dealer affiliate of any of the organizations (each, a “Broker-Dealer”) listed on Schedule 1 to this Employment Letter on or before December 31, 2016. Any such Selling Agreement Bonus will be paid within 30 days of CCC entering into a selling agreement with a Broker-Dealer listed on Schedule 1, in the applicable amount provided on Schedule 1, provided you remain employed by the Company through the date at which CCC enters into the applicable selling agreement with a Broker-Dealer listed on Schedule 1. No more than $825,000 shall be paid, in total, in respect of the Selling Agreement Bonuses contemplated by Schedule 1 and this paragraph. For the avoidance of doubt, you will not be entitled to more than one Selling Agreement Bonus with respect to any Broker-Dealer listed on Schedule 1 to this Employment Letter.

You have received a one-time signing bonus of $1,400,000, comprised of (i) a cash bonus of $700,000 (the “Cash Award”), and (ii) an initial equity award, granted under the terms of ARCP’s Equity Plan at the same time and on the same basis as other specified senior executives of the Company, of a number of restricted stock units of ARCP having a target fair market value as of the date of grant of $700,000 (the “Equity Award”). The Cash Award and Equity Award are subject to certain vesting and forfeiture provisions.

The positions of Chief Executive Officer and President of Cole Capital and Executive Vice President, Investment Management, ARCP are classified as exempt under the Fair Labor Standards Act.

Benefits
You continue to be eligible to participate in the current benefit programs offered to Company employees. This comprehensive package includes healthcare coverage, an employee assistance program, paid holidays, paid vacation (4 weeks) and personal days, a 401(k) retirement plan, life insurance, long- and short-term disability insurance and flexible spending accounts. These benefits are subject to change from time to time at the Company’s sole discretion. Additional information about these and other benefits are described in the Company’s benefit summary statement.

While your relocation is not currently anticipated, if you and the Company later agree that it would be appropriate for you to relocate to the Phoenix metro area, the Company will pay for your customary moving expenses, not to exceed $25,000.

Vesting of Equity Award
One-third (1/3) of the Equity Award will vest based on your continued employment in equal installments on each of the first three anniversaries of your Start Date and will otherwise be subject to the terms set forth in the award agreement you executed on April 1, 2015, which granted you such time-based restricted stock units. Two-thirds (2/3) of the Equity Award (the “Performance Shares”) will vest based on your continued employment and the achievement of performance conditions that measure ARCP’s total shareholder return against a specified peer group of companies and a specified market index, over a performance period from April 1, 2015 through December 31, 2017. The performance conditions mirror those applicable to similar equity grants awarded to other specified senior executives of the Company and are described in greater detail in, and are otherwise subject to the terms set forth in the award agreement granting you the Performance Shares that you executed on April 1, 2015.

Forfeiture of Cash Award and Equity Award
One hundred percent (100%) of the Cash Award will be forfeited and must be returned to the Company if you voluntarily resign your position without Good Reason or are terminated by the Company for Cause prior to the completion of twelve (12) months of service from the Start Date, and fifty percent (50%) of the Cash Award will be forfeited and must be returned to the Company if you voluntarily resign your position without Good Reason or are terminated by the Company for Cause after twelve (12) months of service form the Start Date but prior to the completion of twenty-four (24) months of service from the Start Date. In the event that you voluntarily resign your position or are terminated by the Company for Cause, you will also forfeit any unvested equity awards previously granted to you by the Company, including the Equity Award.

“Good Reason” shall mean (i) any failure to pay any material amount due to you hereunder or (ii) any material reduction in your title or material diminution in your position or duties; provided that neither event will constitute Good Reason unless you have given the Company notice setting forth the grounds for Good Reason within 30 days of such occurrence and providing the Company with a cure period of 30 days from the date of such notice.

“Cause” shall mean that you have (i) committed, with respect to the Company, an act of fraud, embezzlement, misappropriation, intentional misrepresentation or conversion of assets, (ii) been convicted of, or entered a plea of guilty or “nolo contendere” to, a felony (excluding any felony relating to the negligent operation of an automobile), (iii) willfully failed to substantially perform (other than by reason of illness or temporary disability) your reasonably assigned material duties, (iv) engaged in willful misconduct in the performance of your duties, (v) engaged in conduct that violated the Company’s then existing written internal policies or procedures and which is materially detrimental to the business and reputation of the Company, (vi) failed to maintain good standing with FINRA and the appropriate FINRA licenses for your position, including Series 7 and 24 licenses or (vii) materially breached any non-competition, non-disclosure or other agreement in effect between you and the Company.

Termination of Employment
You continue to be an “at-will” employee, and the Company may terminate your employment with or without Cause (as defined above) at any time, and you may terminate your employment for any reason upon not less than thirty (30) days written notice to the Company (which the Company may, in its sole discretion, make effective earlier than any notice date).

In the event of a termination of your employment by the Company without Cause or resignation by you for Good Reason outside of a Change in Control Period, subject to your execution of a fully effective and non-revocable release of claims in a form provided by the Company within thirty (30) days following the date of termination, you will be entitled to a monthly severance payment (the “Monthly Severance Amount”) equal to your average monthly earnings over the two-year period preceding the termination date (excluding, for the avoidance of doubt, the Cash Award and any Selling Agreement Bonuses paid during the period) paid for a period of six (6) months (the “Severance Period”). If such termination date occurs during 2015, the calculation of the Monthly Severance Amount will be based upon an assumed annual Total Capital Raise of $1 billion (and an annual Sales Management Bonus of $1,000,000). If such termination occurs during 2016 or prior to your completion of two full years of service, the Monthly Severance Amount will be based upon an assumed annual Total Capital Raise of $1.5 billion (and an annual Sales Management Bonus of $1,500,000). Such Monthly Severance Amount will be payable beginning on the thirtieth (30th) day after the date of termination, and will include payment of any Sales Management Bonus or Selling Agreement Bonus that was otherwise due prior thereto. In the event of a termination of your employment by the Company without Cause or resignation by you for Good Reason during a Change in Control Period (as defined below), the Severance Period will be increased to twelve (12) months.

In addition, in the event of a termination of your employment by the Company without Cause or resignation by you for Good Reason, whether during or outside of Change in Control Period, you will be entitled to a vesting in full of 100% of the then-outstanding and unvested portion of the Equity Award. With respect to the Performance Shares, the number of outstanding and unvested shares that will vest will be equal to 100% of the number of shares that would have been earned pursuant to the terms of the Award Agreement assuming the performance criteria had been achieved at target levels for the relevant performance period.

You agree to forfeit any amounts paid or payable in connection with your termination if, following the date of your termination, you materiality breach any of the non-competition, non-solicitation or confidentiality provisions of the Company’s Employment Covenants Agreement.

“Change in Control Period” shall mean the period beginning three (3) months prior to, and ending twenty-four (24) months following, a Change in Control of a Covered Company.

“Covered Company” shall mean (i) ARCP or (ii) Cole Capital Advisors, Inc., jointly with the other entities comprising ARCP’s private capital management business, Cole Capital® (such entities together, the “Cole Capital entities”).

“Change in Control” shall mean (i) any one person or more than one person acting as a group (as defined under Treas. Reg. §1.409A-3(i)(5)(v)(B)) (“Person”), acquires shares of a Covered Company representing more than 50% of the beneficial ownership of the total voting power or total fair market value of the stock of such Covered Company, not including any merger, consolidation or reorganization of a Covered Company where the beneficial owners of such Covered Company are substantially the same as before such transaction, (ii) any Person acquires assets of a Covered Company having a total gross fair market value equal to 40% or more of all of the assets of such Covered Company immediately before such acquisition or acquisitions, or (iii) with respect to ARCP, a majority of the members of the Board of Directors of ARCP (the “Board”) is replaced in any 12-month period by directors whose appointment is not endorsed by a majority of the members of the Board before the date of the appointment or election; provided in each case, however, that no Change in Control shall be deemed to have occurred unless such event constitutes a “Change in Control” within the meaning of Section 409A of the Internal Revenue Code and the Treasury Regulations promulgated thereunder (“Section 409A”). Further, with respect to the Cole Capital entities, any of the above actions described in clauses (i) and (ii), if taken by an affiliate of ARCP or by any company that is or previously was sponsored or managed by the Cole Capital entities, will not constitute a Change in Control for purposes of this Employment Letter.

It is intended that the payments under this Employment Letter will either comply with, or be exempt from, Section 409A, and accordingly, this Employment Letter will be interpreted in accordance with such intent. For purposes of Section 409A, the right to receive payments in the form of installment payments will be treated as a right to receive a series of separate payments.

Other Conditions of Employment
The Company will have discretion in making all necessary determinations, adjustments and interpretation of terms under the Employment Letter.

The payments provided for in this Employment Letter will be subject to applicable income tax withholding and reporting requirements under federal, state or local law.

If you possess any proprietary or confidential information regarding your previous employer, we request your assurance that you will neither disclose nor use such information in a manner which would cause you to violate any preexisting agreements with that employer. Your signature below shall constitute such assurance. In addition, by accepting this offer you certify that you have not entered into any agreements with your previous employer that would in any way restrict the activities required to perform your job with the Company or would otherwise contravene the terms of any agreement or policy to which you are bound.

This offer is expressly conditioned upon your acknowledgement that, by signing below, you remain subject to the terms of the Employment Covenants Agreement you executed with the Company on your Start Date (the “Employment Covenants Agreement”). Notwithstanding the other terms of the Employment Letter, if it is later found that you misrepresented your background in any area, it is grounds for immediate termination for Cause. Your continued employment at the Company is expressly contingent upon your ability maintain good standing with FINRA and the appropriate FINRA licenses for your position, including Series 7 and 24 licenses.

The Company is an at-will employer. This means that your employment and compensation may be terminated by you or the Company at any time, for any reason or no reason. Further, this Employment Letter and any discussions that you may have had with employees at the Company do not constitute a contract of employment or an assurance of continued indefinite employment. This Employment Letter shall be governed under the laws of the State of Arizona.

If this Employment Letter meets with your approval, please sign below, and return the Employment Letter to my attention at dprimosch@arcpreit.com or deliver the Employment Letter to my office on the 9th Floor of ARCP’s offices located at 2325 E. Camelback Road, Suite 1100, Phoenix, AZ 85016. If you have any questions, please call me at (602) 778-6266.

Sincerely,

/s/ Don Primosch

Don Primosch
Director, Human Resources

SCHEDULE 1

Selling Agreement Bonus Organizations

Organization	Bonus Payable
LPL	$100,000
Cetera	$100,000
Lincoln	$100,000
First Allied	$100,000
O.N. Equity	$75,000
Securities America	$75,000
Signator Investors	$75,000
J.P. Turner	$75,000
BOSC	$75,000
JW Cole	$75,000

I accept the offer of employment upon the terms set forth in this Employment Letter as of the date set forth below. I understand that this offer does not constitute a contract of employment or an assurance of continued indefinite employment and is expressly conditioned upon my acknowledgement, by signing below, that I remain subject to the Employment Covenants Agreement.

Signature: /s/ William C. Miller
Printed Name: William C. Miller
Date: June 22, 2015